Exhibit 99.1

MY Enters Into 200MW EPC Wind Farm Framework Development Agreement in Romania

ZHONGSHAN, China, Nov. 26, 2013 /PRNewswire/ — China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), today announced its subsidiary, Guangdong Mingyang Wind Power Group Limited, (“Guangdong Mingyang”), has signed a framework agreement (the “Agreement”) with Speranta & Succesul S.A., a leading renewable energy developer in Romania. The Agreement covers wind farm development, supply of EPC services and equipment procurement of a 200MW wind farm project.

Mr. Li Keqiang, Premier of the People’s Republic of China and Mr. Victor Ponta, the Prime Minister of Romania attended the Agreement signing ceremony during the Second Summit between Chinese and Central and East European leaders in Bucharest on Monday, November 25th, 2013. The Agreement marks an important strategic milestone in the joint cooperation in connection with the energy project development between China and Romania. The total level of investment for this wind farm project is approximately EUR400 million, and the project is expected to utilize Ming Yang’s innovative 2.0MW large rotor diameter wind turbine generators (“WTGs”). It is reported to be the largest Chinese WTG export order to date, according to the relevant industry news in China.

“Ming Yang is proud to be working with Speranta & Succesul S.A., and this Agreement marks an important milestone in Ming Yang’s overseas expansion strategy,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Ming Yang expects to leverage this opportunity in Romania as a base of expansion into Europe and intends to supply competitive wind power solutions to customers in the region.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited